UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

                  Garza García, Nuevo León, México 66265

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

The following updates CEMEX, S.A.B. de C.V.’s (“CEMEX”) prior public disclosure regarding its Mexican tax matters:

Pursuant to amendments to the Mexican Income Tax Law (Ley del Impuesto sobre la Renta), which became effective on January 1, 2005, Mexican companies with direct or indirect investments in entities incorporated in foreign countries, whose income tax liability in those countries is less than 75% of the income tax that would be payable in Mexico, were required to pay taxes in Mexico on passive income, such as dividends, royalties, interest, capital gains and rental fees obtained by such foreign entities, except for income derived from entrepreneurial activities in such countries, which is not subject to tax under these amendments. CEMEX filed two motions in the Mexican federal courts challenging the constitutionality of the January 1, 2005 amendments to the Mexican Income Tax Law. Although CEMEX had obtained a favorable ruling from the lower Mexican federal court, on September 9, 2008, the Mexican Supreme Court, on appeal, ruled against our constitutional challenge of the controlled foreign corporation tax rules in effect in Mexico for tax years 2005 to 2007. Because the Mexican Supreme Court’s decision did not pertain to an amount of taxes due or other tax obligations, CEMEX had the right to self-assess any taxes due through the submission of amended tax returns. On March 1, 2012, CEMEX self-assessed the taxes corresponding to the 2005 tax year for a total amount, inclusive of surcharges and carry-forward charges, of approximately Mexican Ps4.6 billion (approximately U.S.$361 million as of March 1, 2012, based on an exchange rate of Mexican Ps12.8575 to U.S.$1.00), of which 20%, equivalent to approximately Mexican Ps928 million (approximately U.S.$72 million as of March 1, 2012, based on an exchange rate of Mexican Ps12.8575 to U.S.$1.00), was paid in connection with the submission of amended tax returns, which were filed on March 1, 2012. The remaining 80% of such total amount is due in January 2013, plus additional surcharges and carry-forward charges if CEMEX elects to extend the payment date and pay in thirty-six monthly installments, which can be prepaid at CEMEX’s option. CEMEX believes it has adequate provisions to cover this self-assessment. The tax authorities in Mexico agreed with our self-assessment and with the procedure to determine the taxes due for the 2005 tax year and, as a result, the tax authorities in Mexico may not assess additional amounts of taxes past due for that year. While CEMEX has not determined the final amount of taxes to be paid for the 2006 and 2007 tax years, CEMEX expects the final amounts will be materially less than that for the 2005 tax year. The Mexican Income Tax Law was again amended in 2008, as a result of which CEMEX does not expect any material adverse effect from the controlled foreign corporation tax rules for years subsequent to 2007.

This report on Form 6-K shall be deemed to be incorporated by reference into the offering memorandums, each dated February 27, 2012, relating to CEMEX’s previously announced five separate private placement offers (the “Exchange Offers”) to exchange currently outstanding debentures and notes for new notes.

The Exchange Offers are being made under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), within the United States only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act), and outside the United States to persons that are not “U.S. persons,” as such term is defined in Rule 902(k) of Regulation S under the Securities Act and who would be participating in any transaction in accordance with Regulation S. The new notes being offered in the Exchange Offers have not been registered under the Securities Act and may not be offered or sold in the United States absent an applicable exemption from registration requirements. No assurance can be made that any of the Exchange Offers will be completed.

This report does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offer or sale would be unlawful.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: March 9, 2012	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller